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                            November 3, 2022

       J. C. Butler, Jr.
       Chief Executive Officer
       NACCO Industries, Inc.
       5875 Landerbrook Drive
       Suite 220
       Cleveland, OH 44124-4069

                                                        Re: NACCO Industries,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Response dated
September 30, 2022
                                                            File No. 001-09172

       Dear J. C. Butler, Jr.:

              We have reviewed your September 30, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 14, 2022 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Item 2. Properties
       Material Mining Properties, page 33

   1. We note your responses to comments 1 through 8 indicating you will revise disclosures in your Form 10-K for the
year ended December 31, 2022 or future filings to comply with these comments. Due to
the number of modifications to bring your filing to minimal
                                                        compliance with Item
1300 of Regulation S-K, please amend your Form 10-K for the
                                                        fiscal year ended
December 31, 2021 and related exhibits with your proposed revisions.
                                                        For each of the
revisions made in response to prior comments 1 through 8, please identify the location of the
revisions made to your amended filing with your next response.
 J. C. Butler, Jr.
FirstName   LastNameJ.
NACCO Industries,    Inc.C. Butler, Jr.
Comapany 3,
November    NameNACCO
               2022         Industries, Inc.
November
Page  2     3, 2022 Page 2
FirstName LastName
Item 9A. Controls and Procedures, page 60

2. In light of the revisions to your S-K 1300 disclosures and related technical reports, please reassess your conclusion that your disclosure controls and procedures were effective as of
         December 31, 2021.
Exhibits 96.1, 96.2, 96.3, & 96.4
Mining Methods, page ES-4

3. We note your response to comment 9 in which you propose to add more production detail to your executive summary. Please add a table of your annual production for the Life of
         Mine (LOM) for your mining operations. This table should include your coal production, coal BTU content, stripped material and/or overburden, with LOM totals. This table should be presented on an annual basis for the life of your mine. Please explain any variance with your reported reserves and your LOM production totals. In addition, please include a map of your final mine plan or total disturbance as required by Item
         601(b)(96)(iii)(B)(13)(v) of Regulation S-K.
Exhibits 96.1, 96.2, 96.3, & 96.4
Market Studies, page ES-16

4. We note your response to comment 10 in which you propose to add additional information to your executive summary and file these amended exhibits with your Form 10-K for the year ended December 31, 2021. We note the specific historic coal price is not described, nor is a price forecast provided. Please modify your exhibits and provide the historical coal price with a price forecast for your life of mine production in your exhibits and file your amended exhibits with your amended Form 10-K for the year ended December 31,
         2021.
Exhibits 96.1, 96.2, 96.3, & 96.4
Economic Analysis, page ES-19

5. We note your response to comment 11 in which you propose to include additional information and file this as amended exhibits to your Form 10-K for the year ended
         December 31, 2021. You also state the cost-plus nature of your contracts provides assurance that all costs incurred will be reimbursed and a cash flow analysis is not required, though you have stated an after tax cash flow with a net present value in the economic section of the Freedom Mine, but provide no details to support this analysis.

         We re-issue comment 11. Please provide annual numerical values for your annual cash flows for each mine or as economic potential and viability has not been demonstrated in your technical report summary, remove all your resource and reserve disclosure from your filing and file your amended exhibits with your amended Form 10-K for the year ended
         December 31, 2021. In addition, please provide supplementally a functioning excel file of your cash flow analysis for the Freedom mine.
 J. C. Butler, Jr.
NACCO Industries, Inc.
November 3, 2022
Page 3

        Please contact Ken Schuler, Mining Engineer, at (202) 551-3718 if you have questions regarding comments on the mining related matters. Please contact Craig Arakawa, Branch Chief at (202) 551-3796 with any other questions.



FirstName LastNameJ. C. Butler, Jr.                      Sincerely,
Comapany NameNACCO Industries, Inc.
                                                         Division of
Corporation Finance
November 3, 2022 Page 3                                  Office of Energy &
Transportation
FirstName LastName